November 3, 2017

Via EDGAR Transmission

Filing Desk

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”)
File Nos. 333-206600 and 811-23078

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, the Registrant respectfully requests withdrawal of the following Post-Effective Amendments to the Registration Statement on Form N-1A of the Registrant (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
51	October 6, 2017	485BXT	0000891092-17-007237
49	September 8, 2017	485BXT	0000891092-17-006516
47	August 11, 2017	485BXT	0000891092-17-005808
45	July 14, 2017	485BXT	0000891092-17-005092
42	June 16, 2017	485BXT	0000891092-17-004519
37	May 19, 2017	485BXT	0000891092-17-004013
35	April 21, 2017	485BXT	0000891092-17-003313
30	March 24, 2017	485BXT	0000891092-17-002304
27	February 23, 2017	485BXT	0000891092-17-001561
24	January 27, 2017	485BXT	0000891092-17-000604
21	December 30, 2016	485BXT	0000891092-16-019890
17	December 2, 2016	485BXT	0000891092-16-019312
14	September 19, 2016	485APOS	0000891092-16-017456

The Amendments relate to the Virtus Enhanced Investment Grade Bond ETF (the “Fund”), a series of the Registrant. The Amendments were filed for the purpose of creating the Fund as a new series of the Registrant. The Registrant has since determined not to move forward with offering shares of the Fund. The Registrant represents that no securities of the Fund were issued or sold pursuant to the Amendments.

If you have any questions or comments regarding this filing, please contact Joel D. Corriero, Esq., at (215) 564-8528.

Very truly yours,

VIRTUS ETF TRUST II

/s/ William J. Smalley

William J. Smalley, President